

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 18, 2016

Kai Cheng Tang
Chief Executive Officer
Demand Pooling, Inc.
555 California Street, Suite 4925
San Francisco, California 94014

> **Re:** **Demand Pooling, Inc.**
> **Preliminary Information Statement Filed on Schedule 14C**
> **Filed October 5, 2016**
> **File No. 000-53394**

Dear Mr. Tang:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Mara L. Ransom

                     Mara L. Ransom
                     Assistant Director
                     Office of Consumer Products